Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
July 6, 2006
VIA EDGAR AND HAND DELIVERY
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	NNN Healthcare/Office REIT, Inc. Amendment No. 2 to Registration Statement on Form S-11 File No. 333-133652
Dear Ms. Wolff:
     This letter sets forth the responses of our client, NNN Healthcare/Office REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated June 21, 2006 regarding the Issuer’s registration statement on Form S-11, as amended by Amendment No. 1 filed with the Commission on June 7, 2006 (the “Registration Statement”), and the prospectus it contains (the “Prospectus”). The Issuer has today filed an amended registration statement (“Amendment No. 2”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.
Prospectus Cover Page
1. Comment: We note your response to comment 9 and agree that an in depth discussion of the relationships that give rise to the conflicts is more appropriate for the summary and the body of the prospectus. However, please revise to briefly note that the relationship giving rise to conflicts stems from the fact that your officers and a director are officers of your sponsor which manages your advisor and owners of your sponsor are

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Ms. Elaine Wolff
July 6, 2006

owners of your property manager and dealer manager. In this connection, please revise the disclosure on page 77 to disclose the nature of the relationships that give rise to the affiliation with NNN Capital and with Realty.
     Response: The disclosure in the eighth risk factor on the Prospectus Cover Page has been revised in response to the Staff’s comment. The Issuer has added the requested disclosure on page 79 in response to the Staff’s comment.
2. Comment: We note from your disclosure in the prior performance section that affiliates made loans to affiliates of your sponsor “for the sole purpose of acquiring and holding real estate.” If applicable, please revise your disclosure throughout, including the fee tables, to include this disclosure.
     Response: The Issuer does not currently intend to borrow funds from any affiliates of the Issuer’s sponsor, Triple Net Properties, LLC (the “Sponsor”).
Compensation to the Advisor and its Affiliates — page 9
Offering Stage — Page 9
3. Comment: We note your response to Comment 28, however it appears that brief disclosure regarding what organizational and offering expenses consist of would not be inconsistent with the summary nature of this section of your prospectus. We note that you have included disclosure regarding, for example, reimbursement of acquisition expenses, although the more detailed disclosure is included in the body of the prospectus.
     Response: The disclosure on page 9 of the Prospectus has been revised in response to the Staff’s comment.
Risk Factors — page 14
You may be unable to sell your shares because your ability to have your shares redeemed pursuant to our proposed share redemption program is subject to significant restrictions and limitations. — page 14
4. Comment: We note your response to Comment 31. Please revise to clarify that the share redemption program may be terminated at any time subject to 10 days’ notice.
     Response: We have revised the above-referenced risk factor to clarify that the share redemption program may be terminated at any time subject to 30 days’ notice.
Estimated Use of Proceeds — page 42
5. Comment: We note that you have deleted the estimated acquisition costs previously included in your estimated use of proceeds. Guide 5 Item 3.B. appears to

Ms. Elaine Wolff
July 6, 2006

contemplate inclusion of acquisition fees in the use of proceeds tabular summary. Please advise or revise.
     Response: We have revised the disclosure on page 42 in response to the Staff’s comment.
Prior Performance Summary, page 83
6. Comment: For each program for which you disclose a return of capital from cash distributions, please disclose whether such return of capital was from distributions in excess of historical cash flow from operations, and please revise to disclose the amount of such cash flows and the alternative source of cash used to fund the distributions. We note for example, disclosure on pages 88, 90, 91 and 92.
     Response: We have revised the disclosure on pages 90, 92, 93 and 94 in response to the Staff’s comment.
7. Comment: We note that the NNN 2004, 2005 and 2006 Notes Programs offered units of interests for the purpose of making secured and unsecured loans to affiliates of your sponsor “for the sole purpose of acquiring and holding real estate.” Please reconcile this with your disclosure on pages 93, 95, 98 and 99 that the source of distributions that exceed cash flows generated from operations of programs was in some instances the result of loans from Triple Net Properties or its affiliates.
     Response: The loans made by an affiliate of Triple Net Properties to fund distributions in excess of cash flows generated from operations were made by Cunningham Lending Group, LLC, not the NNN 2004, 2005 or 2006 Notes Programs. The Issuer has clarified the disclosure in the fourth bullet point on page 87 regarding these loans.
8. Comment: We note your disclosure on page 93 that the source of distributions in excess of cash flows generated from operations of programs was “cash reserves.., proceeds from the sales or refinancings of properties, distributions of prior years’ excess cash flows or, loans from Triple Net Properties or its affiliates.” In this connection, we note the following disclosures:
•	Page 95, Triple Net Properties received deferred management fees from proceeds of the sale of the Program’s property;

•	Page 96, Realty and Triple Net Properties received deferred property and asset management fees upon sale of the Program’s property;

•	Pages 97 and 98, Triple Net Properties forgave loans;

•	Page 98, Triple Net Properties did not receive a financing fee;

Ms. Elaine Wolff
July 6, 2006

•	Page 98, Triple Net Properties advanced funds to cover operating expenses;

•	Page 99, Triple Net Properties received deferred management fees and incentive fees;

•	Pages 99 and 100, neither Triple Net Properties nor Realty received fees or commissions on the sale of the property;

•	Page 99, an affiliate of Triple Net Properties advanced funds to cover distributions
Please revise to disclose, with respect to each applicable program, that if the sponsor or its affiliates had not deferred or forgiven fees or loans or made advances the amount of distributions made may have been reduced or the number of properties acquired reduced. In this regard, please consider including a separate risk factor discussing the fact that the sponsor or its affiliates had deferred or forgiven fees or advanced funds in the past but that it is under no obligation to do so here and that as a result distributions may be less for investors of the registrant.
     Response: The Issuer has revised the disclosure on page 95 under the caption “Prior Performance Summary — Private Programs — Adverse Business Developments or Conditions” to disclose that if the Sponsor or its affiliates had not deferred or forgiven fees or loans or made advances, the amount of distributions made may have been reduced or the number of properties acquired reduced. The Issuer has also added a risk factor on page 19 about the Sponsor’s lack of obligation to forgive or defer fees or loans or make advances.
     In addition, we note the Staff’s verbal comments regarding the presentation of the notes programs in the prior performance tables made to Andrea Biller and Richard Hutton in a telephone conference on June 30, 2006. We have revised pages 86, 103, 104, 111, A-2 and A-21 in response to the Staff’s comments.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Enclosures

cc:	Ms. Andrea R. Biller